Exhibit 21.1
SUBSIDIARIES OF PAGERDUTY, INC.

Name of Subsidiary	Jurisdiction of Organization
PagerDuty, Pty Ltd.	Australia
PagerDuty, Ltd	United Kingdom
PagerDuty, Inc.	Canada
PagerDuty Switzerland GmbH	Switzerland
PagerDuty Portugal, Unipessoal Lda	Portugal
Catalytic, Inc.	United States
PagerDuty Chile SpA	Chile
PagerDuty K.K.	Japan